UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___) *

Senesco Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

817208408
(CUSIP Number)

February 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No.		817208408

1.	Names of Reporting Persons. Defiance Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	5,368,195 (1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	5,368,195 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,368,195 (1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.03%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes an aggregate of 3,805,695 shares of common stock of the Issuer acquired by the Reporting Person and 1,562,500 shares of common stock of the Issuer that the Reporting Person has the right to acquire upon exercise of warrants. See Item 4.

CUSIP No.		817208408

1.	Names of Reporting Persons. Defiance Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	5,368,195 (1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	5,368,195 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,368,195 (1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.03%

12.	Type of Reporting Person (See Instructions) OO, HC

(1) Includes an aggregate of 3,805,695 shares of common stock of the Issuer acquired by the Reporting Person and 1,562,500 shares of common stock of the Issuer that the Reporting Person has the right to acquire upon exercise of warrants. See Item 4.

CUSIP No.		817208408

1.	Names of Reporting Persons. Francois Parenteau

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially owned by Each Reporting Person With:		5.	Sole Voting Power	0

		6.	Shared Voting Power	5,368,195 (1)

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	5,368,195 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,368,195 (1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.03%

12.	Type of Reporting Person (See Instructions) IN, HC

(1) Includes an aggregate of 3,805,695 shares of common stock of the Issuer acquired by the Reporting Person and 1,562,500 shares of common stock of the Issuer that the Reporting Person has the right to acquire upon exercise of warrants. See Item 4.

Item 1.
(a)	The name of the issuer is Senesco Technologies, Inc. (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

Item 2.
(a)
The names of the persons filing this statement (the “Statement”) are Defiance Fund, Ltd., a Cayman Islands exempted company (“Defiance Fund”), Defiance Capital, L.L.C., a New York limited liability company (“Defiance Capital”), and Francois Parenteau (collectively, with Defiance Fund and Defiance Capital, the “Reporting Persons”). The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a “group” exists or that any of the Reporting Persons is a beneficial owner of any securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)	The Principal Business Office of the Reporting Persons is 488 Madison Avenue, 12th Floor, New York, New York 10022.
(c)	For citizenship information for the Reporting Persons see item 4 of the cover sheet of each Reporting Person.
(d)	This Statement relates to the Common Stock, $0.01 par value of the Issuer.
(e)	The CUSIP Number of the Common Stock of the Issuer is 817208408.

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person. The ownership listed on the cover pages includes ownership by the Reporting Persons as of February 16, 2011 of an aggregate of 3,805,695 shares of Common Stock of the Issuer as more specifically set forth on each cover page, and an aggregate of 1,562,500 shares underlying outstanding common stock purchase warrants of the Issuer which are exercisable within 60 days of February 16, 2011. The percentage ownership listed on each cover page has been calculated in accordance with § 240.13d-3 and is based upon 74,766,237 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, plus 1,562,500 shares of the Issuer’s Common Stock underlying outstanding common stock purchase warrants.

The shares of Common Stock reported in this Schedule 13G were purchased by Defiance Fund. Defiance Fund is a private investment vehicle formed for the purpose of investing and trading in a variety of securities and financial instruments. Defiance Capital is the investment manager of Defiance Fund. Francois Parenteau is the principal manager, member and control person of Defiance Capital.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

☐ EXHIBIT ATTACHED

Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

☐ EXHIBIT ATTACHED

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011
DEFIANCE FUND, LTD.

	By:	/s/ Francois Parenteau
Francois Parenteau
Authorized Representative

DEFIANCE CAPITAL, L.L.C.

	By:	/s/ Francois Parenteau
Francois Parenteau
Authorized Representative

FRANCOIS PARENTEAU

/s/ Francois Parenteau

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)